Exhibit 99.1

ACTING-IN-CONCERT AGREEMENT

Each of the persons or entities named in Schedule I of this agreement refers to a “Party” or “Parties”, collectively.

WHEREAS:

The Parties jointly hold certain ordinary shares, par value $0.00001 per share of XCHG Limited (the “Company”).

NOW THEREFORE, in order to maximize mutual profits and to maintain their control over the shareholdings and voting rights of the Company, the Parties hereby undertake that as long as the Parties jointly hold any ordinary shares of the Company, including any class of shares on an as converted basis (hereinafter collectively referred to as the “Shares”), the Parties shall act in concert with respect to all of the Shares they hold in accordance with the following arrangements:

1.
During the term of this agreement, the Parties shall be deemed as actors in concert, and shall act in concert, as shareholders of the Company, in relation to all matters that require the decisions of the shareholders of the Company, including but not limited to voting unanimously to approve, reject, or to abstain from voting in relation to motions that need to be resolved at shareholders meetings, and to jointly sign all necessary documents.
2.
Before acting in concert, the Parties shall consult with each other on the matters that require action in concert, and joint action shall be taken based on the results of the consultation. Each of the Parties agrees and confirms that, if the Parties are unable to reach a unanimous consent in relation to the matters that require action in concert, a decision that is made by Future EV Limited shall be deemed as a decision that is unanimously passed by the Parties and shall be binding on the Parties, provided that other Parties shall bear all the liabilities arising from such decision (including but not limited to losses caused to any party) and shall protect XCHG Limited from any and all claims, liability, losses, expenses, suits or damages in respect of such decision. Each of the Parties shall act in concert with each other based on the contents of the aforesaid decision.
3.
The Parties may, prior to the convening of a Company shareholder meeting, appoint a proxy, and issue an authorization letter to such a proxy to authorize the proxy to exercise voting rights on behalf of the Parties at the Company shareholder meeting based on the contents of the unanimous decision that has been reached.
4.
This agreement shall come into force from the date that the Parties sign the agreement, or the Parties become the shareholders of the Company, whichever is earlier, and the agreement shall remain effective during the period of the Parties being shareholders of the Company and/or having the right to appoint directors to the Company.
5.
This agreement shall be governed by and construed in accordance with the laws of the Cayman Islands. Any dispute or controversy arising out of, relating to, or concerning any interpretation, construction, performance or breach of this agreement shall be fall within the jurisdiction of the Court of Cayman.

Next EV Limited

/s/ Rui Ding

Future EV Limited

/s/ Yifei Hou

Next Charge Limited

/s/ Rui Ding

Future Charge Limited

/s/ Yifei Hou

Schedule I

Next EV Limited 1

[Address: ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.]

Future EV Limited 2

[Address: ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.]

Next Charge Limited 3

[Address: ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.]

Future Charge Limited 4

[Address: ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.]

1 Rui Ding’s holding entity in XCHG Limited.

2 Yifei Hou’s holding entity in XCHG Limited.

3 Rui Ding’s holding entity in XCHG Limited.

4 Yifei Hou’s holding entity in XCHG Limited.